UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☑ Form 10-K	☐ Form 20-F	☐ Form 11- K	☐ Form10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

For Period Ended:	September 30, 2009

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Deep Well Oil & Gas, Inc.

Full Name of Registrant

Allied Devices Corporation

Former Name if Applicable

Suite 700, 10150 – 100 Street

Address of Principal Executive Office (Street and Number)

Edmonton, Alberta, Canada  T5J 0P6

City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

☑	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N- CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☑	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company’s Annual Report on Form 10-K for the year ended September 30, 2009 cannot be filed within the prescribed time period because the Company and its independent registered public accounting firm are still in the process of completing their work required in order for the Company’s independent registered public accounting firm to render its opinions on the Company’s financial statements and internal controls. The Company continues to dedicate significant resources to the audit of the financial statements, internal control testing and reporting, and the September 30, 2009 Form 10-K. The Company currently anticipates filing the September 30, 2009 Form 10-K on or before the extended deadline of January 13, 2010.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Mr. Curtis Sparrow Chief Financial Officer	780	409-8144
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). Yes ☑ No ☐

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☐ No ☑

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

DEEP WELL OIL & GAS, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	December 29, 2009	By:	/s/ Horst A. Schmid
Dr. Horst A. Schmid
President and CEO

Exhibit A

MADSEN & ASSOCIATES, CPA’S INC.	684 East Vine St. Suite 3
Certified Public Accountants and Business Consultants	Murray, Utah 84107
Telephone 801 268-2632
Fax 801-262-3978

December 24, 2009

Board of Directors
Deep Well Oil & Gas, Inc. and Subsidiaries
Suite 700, 10150 – 100 Street
Edmonton, Alberta  T5J 0P6
CANADA

Gentlemen:

We have been provided with a copy of the Form 12b-25 to be filed by Deep Well Oil & Gas, Inc. (the “Company”) on or about December 29, 2009. We have read the Company’s statements contained in Part III therein and we agree with the statements made regarding our firm, Madsen & Associates, CPA’s Inc.

Very truly yours,

/s/ Madsen & Associates, CPA’s Inc.

Salt Lake City, Utah